SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of June 2018

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58217, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Korea Electric Power Corporation (“KEPCO”) hereby calls the extraordinary general meeting of shareholders (“EGM”) pursuant to a board resolution adopted on June 29, 2018 and seeks the attendance of its shareholders.

The following is an English translation of the notice given to the shareholders in connection with the EGM:

To: Shareholders

From: JongKap Kim, President & CEO of KEPCO

We hereby call the fiscal year 2018 EGM pursuant to Article 18 of the Articles of Incorporation of Korea Electric Power Corporation as follows and seek your attendance. Pursuant to Article 542-4 of the Commercial Code, this notice shall be in lieu of notices to be given to the shareholders.

1.	Date / Time: July 16, 2018 / 2:00 p.m. (Seoul Time)

2.	Location: 55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58217
Korea Electric Power Corporation

3.	Item to be Reported: Audit Report

4.	Agenda for Shareholder Approval:

1)	Election of four Standing Directors

2)	Election of two Non-Standing Directors and Members of the Audit Committee

Details of the proposed agenda for the EGM are attached hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Kim, Jeong-soo
Name:	Kim, Jeong-soo
Title:	Head of Finance & IR Team

Date: June 29, 2018

Agenda 1. Election of Standing Directors

1.1 Kim, Dong-Sub

•	Birthdate : Dec. 10, 1959

•	Current Position : Executive Vice President & Chief Technology Officer of KEPCO (2016~)

•	Previous Positions in KEPCO

•	Vice President, KEPCO Research Institute (2015~2016)

•	Vice President, Mutual Growth & Cooperation Department (2015)

•	Vice President, Distribution Planning Department (2014~2015)

•	Education : Ph.D. of Engineering in Technology Policy, Yonsei University

•	Relationships with the largest shareholder of KEPCO : None

•	Transactions with KEPCO during the last three years : None

1.2 Kim, Hoe-Chun

•	Birthdate : Oct. 20, 1960

•	Current Position : Executive Vice President & Chief HR Officer of KEPCO (2016~)

•	Previous Positions in KEPCO

•	Vice President, Regional Headquarters KEPCO Namseoul (2015~2016)

•	Vice President, Office of the Secretary of KEPCO (2014~2015)

•	Vice President, Corporate Planning Department (2013~2014)

•	Education : Korean Executive MBA, Helsinki School of Economics

•	Relationships with the largest shareholder of KEPCO : None

•	Transactions with KEPCO during the last three years : None

1.3 Park, Hyung-duck

•	Birthdate : Mar. 10, 1961

•	Current Position : Vice President, Regional Headquarters KEPCO Gyeonggi (2015~)

•	Previous Positions in KEPCO

•	Vice President, Corporate Communication Office (2014~2015)

•	Vice President, Sales & Marketing Department (2014)

•	Head of Public Relations Committee (2014)

•	Education : Executive MBA in Utilities Management, Helsinki School of Economics

•	Relationships with the largest shareholder of KEPCO : None

•	Transactions with KEPCO during the last three years : None

1.4 Lim, Hyun-Seung

•	Birthdate : Dec. 7, 1960

•	Current Position : Vice President of UAE Nuclear Project Department of KEPCO (2016~)

•	Previous Positions in KEPCO

•	Vice President, Global Nuclear Project Development Department (2013~2016)

•	Director General of UAE Project Supporting Team, Nuclear EPC Project Department (2010~2013)

•	Director General of Nuclear Project Team, Nuclear Project Department (2009~2010)

•	Education : Bachelor of Mechanical Engineering, Sungkyunkwan University

•	Relationships with the largest shareholder of KEPCO : None

•	Transactions with KEPCO during the last three years : None

The nominees have played key roles in KEPCO and have demonstrated their expertise and capabilities. We believe their extensive work experience and knowledge of KEPCO’s business will enable them to fulfill their roles as standing directors.

Agenda 2. Election of Non-Standing Directors and Members of the Audit Committee

2.1 Noh, Geum-Sun

•	Birthdate : Feb. 16, 1962

•	Current Position : Certified Public Accountant

•	Previous Positions

•	CEO of EOS Partners (2008~2018)

•	Auditor of Golden Bridge Asset Management (2012~2013)

•	Co-representative of Mirae Accounting Firm (2003~2005)

•	CEO of Ecount Inc. (2000~2002)

•	Executive Auditor of National Pension Service (2006~2008)

•	Non-standing Auditor of Hankyoreh Newspaper (2003~2005)

•	Samil PriceWaterhouse Coopers (1995~1996)

•	Education : Master of Science in Nursing, Seoul National University

•	Relationships with the largest shareholder of KEPCO : None

•	Transactions with KEPCO during the last three years : None

Ms. Noh, Geum-Sun is a financial expert under Article 37 of the Enforcement Decree of the Korean Commercial Code.

As a certified public accountant, she has accumulated a wealth of expertise in accounting and finances at Samil PriceWaterhouse Coopers and Mirae Accounting Firm. She also worked for EOS Partners and Ecount Inc. as CEO and served as the auditor of Golden Bridge Asset Management, National Pension Service, and Hankyoreh Newspaper.

She was appointed as a non-standing director of KEPCO by the minister of the Ministry of Strategy and Finance on Jun. 12, 2018, following the nomination by the Director Nomination Committee and the review and resolution of the Public Agencies Operating Committee.

Given her professional experience in the fields of accounting, finance and internal controls, we expect Ms. Noh, Geum-Sun to competently fulfill her duties as an accounting and financial expert within the Audit Committee.

2.2 Jung, Yeon-Gil

•	Birthdate : Dec. 29, 1966

•	Current Positions

•	Professor of New Materials Engineering, Changwon National University (Apr. 2009~)

•	Energy Policy Consultant of the Ministry of Trade, Industry and Energy (Jan. 2018~)

•	Previous Positions

•	Vice President of the Korean Ceramic Society (2016~2017)

•	Visiting Professor of Mechanical Energy Engineering, Indiana University-Purdue University Indianapolis (2013~2017)

•	Education : Ph.D. of Engineering in Inorganic Materials, Hanyang University

•	Relationships with the largest shareholder of KEPCO : None

•	Transactions with KEPCO during the last three years : None

Mr. Jung, Yeon-Gil is a Ph.D. in Inorganic Materials Engineering and has made outstanding achievements in research and development, including a collaborative research project with domestic companies regarding localization of gas turbines made from new materials.

He has been serving as an Energy Policy Consultant of the Ministry of Trade, Industry and Energy since January 2018. He has also contributed to the nation’s energy technology development and policy making by serving as an expert of technical standards in the Ministry of Trade, Industry and Energy and a committee member in Korea Institute of Energy Technology Evaluation and Planning.

He was appointed as a non-standing director of KEPCO by the minister of the Ministry of Strategy and Finance on Apr. 4, 2018, following the nomination by the Director Nomination Committee and the review and resolution of the Public Agencies Operating Committee.

Based on his extensive understanding of technology and experience as an energy technology expert, we expect Mr. Jung, Yeon-Gil to provide his expertise to our Audit Committee, which we believe is invaluable for KEPCO to maintain balanced views.